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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13D-2(b)
                             (AMENDMENT NO. ___(1))

                                 Interland, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    458727104
        ----------------------------------------------------------------
                                 (CUSIP Number)

                                  June 13, 2003
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]          Rule 13d-1(b)

[X]          Rule 13d-1(c)

[ ]          Rule 13d-1(d)

--------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------                                                -------------
CUSIP NO. 458727104                       13G                      Page 2 of 13
-------------------                                                -------------

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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Dominique Bellanger

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]

                                                              (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         France

--------------------------------------------------------------------------------
                    5        SOLE VOTING POWER

                             0 SHARES OF COMMON STOCK

                    ------------------------------------------------------------
                    6        SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY               9,494,335 SHARES OF COMMON STOCK
 OWNED BY EACH
REPORTING PERSON    ------------------------------------------------------------
      WITH          7        SOLE DISPOSITIVE POWER

                             0 SHARES OF COMMON STOCK

                    ------------------------------------------------------------
                    8        SHARED DISPOSITIVE POWER

                             9,494,335 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,494,335 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*                                  [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.8%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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-------------------                                                -------------
CUSIP NO. 458727104                       13G                      Page 3 of 13
-------------------                                                -------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION No. OF ABOVE PERSON (ENTITIES ONLY)

         Steve Harter

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]

                                                              (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

--------------------------------------------------------------------------------
                    5        SOLE VOTING POWER

                             0 SHARES OF COMMON STOCK

                    ------------------------------------------------------------
                    6        SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY               9,494,335 SHARES OF COMMON STOCK
 OWNED BY EACH
REPORTING PERSON    ------------------------------------------------------------
      WITH          7        SOLE DISPOSITIVE POWER

                             0 SHARES OF COMMON STOCK

                    ------------------------------------------------------------
                    8        SHARED DISPOSITIVE POWER

                             9,494,335 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,494,335 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*                                  [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.8%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                                -------------
CUSIP NO. 458727104                       13G                      Page 4 of 13
-------------------                                                -------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION No. OF ABOVE PERSON (ENTITIES ONLY)

         William B. Bunting

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]

                                                              (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

--------------------------------------------------------------------------------
                    5        SOLE VOTING POWER

                             0 SHARES OF COMMON STOCK

                    ------------------------------------------------------------
                    6        SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY               9,494,335 SHARES OF COMMON STOCK
 OWNED BY EACH
REPORTING PERSON    ------------------------------------------------------------
      WITH          7        SOLE DISPOSITIVE POWER

                             0 SHARES OF COMMON STOCK

                    ------------------------------------------------------------
                    8        SHARED DISPOSITIVE POWER

                             9,494,335 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,494,335 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*                                  [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.8%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                                -------------
CUSIP NO. 458727104                       13G                      Page 5 of 13
-------------------                                                -------------

ITEM 1.           (a).     NAME OF ISSUER:

                           Interland, Inc. (the "Company")

                  (b).     ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES:

                           303 Peachtree Center Avenue
                           Fifth Floor
                           Atlanta, GA  30303

ITEM 2.           (a).     NAME OF PERSON FILING: This Schedule 13G is being
                  filed pursuant to a Joint Filing Agreement (attached hereto as Exhibit 1 and incorporated herein by reference) by (i) Dominique Bellanger, (ii) Steve Harter and (iii) William B. Bunting (collectively, the "Reporting Persons", and each a "Reporting Person").

                  (b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                  RESIDENCE: The principal business office of Dominique Bellanger is BNP Private Equity, 32 Blvd Haussmann, 75009 Paris, France. The principal business office of Steve Harter is Three Riverway, Suite 1430, Houston, Texas 77056. The principal business office of William B. Bunting is One Montgomery Street, 37th Floor, San Francisco, CA 94104.

                  (c). CITIZENSHIP: Dominique Bellanger is a citizen of France. Each of Steve Harter and William B. Bunting is a citizen of the United States of America.

                  (d). TITLE OF CLASS OF SECURITIES: This Schedule 13G relates to the Common Stock, par value $.01 per share (the "Common Stock"), of the Company.

                  (e). CUSIP NUMBER: The CUSIP number of the Common Stock is 458727104.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS:

                  (a)      [ ]      Broker or dealer registered under Section 15
                                    of the Exchange Act;

                  (b)      [ ]      Bank as defined in Section 3(a) (6) of the
                                    Exchange Act;

                  (c)      [ ]      Insurance company as defined in Section 3(a)
                                    (19) of the Exchange Act;

                  (d)      [ ]      Investment company registered under Section
                                    8 of the Investment Company Act;

                  (e)      [ ]      An investment adviser in accordance with
                                    Rule 13-d-1(b) (1) (ii) (E);

                  (f)      [ ]      An Employee benefit plan or endowment fund
                                    in accordance with Rule 13-d-1(b) (1) (ii)
                                    (F);

                  (g)      [ ]      A parent holding company or control person
                                    in accordance with Rule 13-d-1(b) (1) (ii)
                                    (G);

                  (h)      [ ]      A Savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act;

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CUSIP NO. 458727104                       13G                      Page 6 of 13
-------------------                                                -------------

                  (i)      [ ]      A church plan that is excluded from the
                                    definition of an investment  company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                  (j)      [ ]      Group, in accordance with Rule 13-d-1(b) (1)
                                    (ii) (J);

ITEM 4.           OWNERSHIP.

                  (a)      Amount beneficially owned:

         Dominique Bellanger may be deemed to be the beneficial owner of 9,494,335 shares of the Common Stock. Steve Harter may be deemed to be the beneficial owner of 9,494,335 shares of the Common Stock. William B. Bunting may be deemed to be the beneficial owner of 9,494,335 shares of the Common Stock. In connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of December 19, 2002 (the "Merger Agreement"), by and among the Company, Bobcat Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Company, Hostcentric, Inc., a Delaware corporation, and William B. Bunting, Steve Harter and Dominique Bellanger, as the Stockholders' Representatives, 9,494,335 shares of Common Stock were deposited into escrow (the "Escrow Account") on the closing date in accordance with that certain Escrow Agreement, dated as of June 13, 2003, by and among the Company, William
B. Bunting, Steve Harter and Dominique Bellanger, as the Stockholders' Representatives, and SunTrust Bank, as the Escrow Agent, as security for the indemnification obligations described in the Merger Agreement. The Stockholders' Representatives, acting by majority vote, are exclusively authorized after the closing date to take such action as the Stockholders' Representatives, acting in their sole discretion, deem necessary, appropriate or convenient to perform the actions contemplated by the Merger Agreement and any other action reasonably related thereto. Reference is hereby made to the Merger Agreement which has previously been filed by Interland, Inc. as Annex A to the Form S-4/A (Reg. No. 333-104612) filed on May 20, 2003 and such Merger Agreement is incorporated herein by reference. Reference is hereby made to Exhibit 2 to this filing for more complete information regarding the Escrow Agreement.

                  (b)      Percent of class:

                  See Item 11 on pages 2 through 4. The percentage amount is based on 163,071,807 shares of the Common Stock outstanding on June 13, 2003, which includes (i) 149,508,472 outstanding shares of the Common Stock on May 21, 2003 according to the prospectus filed by the Company with the Securities and Exchange Commission on May 23, 2003 under Rule 424(b)(3) under the Securities Act of 1933, as amended, relating to the Company's Registration Statement on Form S-4 (Reg. No. 333-104612) and (ii) an additional 13,563,335 shares of the Common Stock issued pursuant to the closing of the transactions contemplated by the Merger Agreement.

                  (c)      Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote:

                  Dominique Bellanger has sole power to vote or to direct the vote of 0 shares of the Common Stock.

                  Steve Harter has sole power to vote or to direct the vote of 0 shares of the Common Stock.

                  William B. Bunting has sole power to vote or to direct the vote of 0 shares of the Common Stock.

                           (ii)     Shared power to vote or to direct the vote:

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-------------------                                                -------------
CUSIP NO. 458727104                       13G                      Page 7 of 13
-------------------                                                -------------

                  Dominique Bellanger has shared power to vote or to direct the vote of 9,494,335 shares of the Common Stock.

                  Steve Harter has shared power to vote or to direct the vote of 9,494,335 shares of the Common Stock.

                  William B. Bunting has shared power to vote or to direct the vote of 9,494,335 shares of the Common Stock.

                           (iii) Sole power to dispose or to direct the disposition of:

                  Dominique Bellanger has sole power to dispose or to direct the disposition of 0 shares of the Common Stock.

                  Steve Harter has sole power to dispose or to direct the disposition of 0 shares of the Common Stock.

                  William B. Bunting has sole power to dispose or to direct the disposition of 0 shares of the Common Stock.

                           (iv) Shared power to dispose or to direct the disposition of:

                  Dominique Bellanger has shared power to dispose of or to direct the disposition of 9,494,335 shares of the Common Stock.

                  Steve Harter has shared power to dispose of or to direct the disposition of 9,494,335 shares of the Common Stock.

                  William B. Bunting has shared power to dispose of or to direct the disposition of 9,494,335 shares of the Common Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Any dividends or other distributions declared and paid upon the shares of the Common Stock in the Escrow Account and the proceeds of any investment or reinvestment thereof shall be paid to the Escrow Agent and shall be held by the Escrow Agent until the expiration of the escrow arrangements. No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by the Reporting Persons.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

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-------------------                                                -------------
CUSIP NO. 458727104                       13G                      Page 8 of 13
-------------------                                                -------------

         Not applicable.

ITEM 10. CERTIFICATIONS.

                  By signing below, each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

             [The remainder of this page intentionally left blank.]

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CUSIP NO. 458727104                       13G                      Page 9 of 13
-------------------                                                -------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to him is true, complete and correct.

Date:  June 23, 2003

                                              Dominique Bellanger

                                              By: /s/ Dominique Bellanger
                                                  ---------------------------
                                                  Name: Dominique Bellanger

                                              Steve Harter

                                              By: /s/ Steve Harter
                                                  ---------------------------
                                                  Name: Steve Harter

                                              William B. Bunting

                                              By: /s/ William B. Bunting
                                                  ---------------------------
                                                  Name: William B. Bunting

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-------------------                                                -------------
CUSIP NO. 458727104                       13G                      Page 10 of 13
-------------------                                                -------------

                          EXHIBIT INDEX TO SCHEDULE 13G

--------------------------------------------------------------------------------
EXHIBIT 1         Agreement among Dominique Bellanger, Steve Harter and William
                  B. Bunting as to joint filing of Schedule 13G.
--------------------------------------------------------------------------------
EXHIBIT 2         Escrow Agreement, dated as of June 13, 2003, by and among
                  Interland, Inc., William B. Bunting, Steve Harter and
                  Dominique Bellanger, as the Stockholders' Representatives, and
                  SunTrust Bank, as the Escrow Agent.
--------------------------------------------------------------------------------